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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  RADYNE CORP.
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                                (NAME OF ISSUER)
                          COMMON STOCK, $.002 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    750611303
                 -----------------------------------------------
                                 (CUSIP NUMBER)
  JOHN B. WADE, III, ESQ., BROCK, FENSTERSTOCK, SILVERSTEIN, MCAULIFFE & WADE, LLC, 153 EAST 53RD STREET, 56TH FLOOR, NEW YORK, NEW YORK 10022 (212) 371-2000
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 AUGUST 12, 1996
                ------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

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CUSIP No. 750611303                     Page 2 of 8 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Temasek Holdings (Private) Limited

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             / /
     PURSUANT TO ITEMS 2(D) OR 2(E)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Singapore

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               7    SOLE VOTING POWER

                    17,000,000
               -----------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
  SHARES
BENEFICIALL         0
Y OWNED BY     -----------------------------------------------------------------
   EACH        9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON            17,000,000
   WITH        -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,000,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       / /
     SHARES*

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.67%

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14   TYPE OF REPORTING PERSON*

     CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

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CUSIP No. 750611303                     Page 3 of 8 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stetsys US, Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               7    SOLE VOTING POWER

NUMBER OF           17,000,000
 SHARES        -----------------------------------------------------------------
BENEFICIALL    8    SHARED VOTING POWER
Y OWNED BY
   EACH             0
 REPORTING     -----------------------------------------------------------------
  PERSON       9    SOLE DISPOSITIVE POWER
   WITH
                    17,000,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       / /
     SHARES*

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     90.67%
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14   TYPE OF REPORTING PERSON*

     CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     The title of the class of securities to which this statement (this "Statement") relates is the Common Stock, $.002 par value ("Common Stock") of Radyne Corp. (the "Company"), a New York corporation, whose principal office is located at 5225 South 37th Street, Phoenix, Arizona 85040.

ITEM 2.   IDENTITY AND BACKGROUND

     The persons filing this Statement are (i) Temasek Holdings (Private) Limited ("Temasek"), a corporation organized under the laws of the Republic of Singapore, 100% of the shares of which are owned by Minister for Finance Incorporated c/o Ministry of Finance, Republic of Singapore and (ii) Stetsys US, Inc. ("Stetsys"), an indirect wholly owned Delaware subsidiary of Temasek. Stetsys is a wholly owned subsidiary of ST Electronics Pte. Ltd., which is a wholly owned subsidiary of Singapore Technologies Pte Ltd, which is in turn a wholly owned subsidiary of Singapore Technologies Holdings Pte Ltd, which is in turn a wholly owned subsidiary of Temasek; these intervening entities are all corporations organized under the laws of the Republic of Singapore. Temasek and Stetsys are both diversified holding companies which directly transact no commercial business. Temasek's principal office is located at 8 Shenton Way #38-03, Treasury Building, Singapore 068811 and Stetsys's principal office is c/o Singapore Technologies Pte Ltd, 83 Science Park Drive, #01-01/02 the Curie, Singapore Science Park, Singapore 118258. During the last five years, neither Temasek nor Stetsys nor any of the intervening entities has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


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

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Stetsys acquired the funds to make the purchase which is the subject to this Statement by issuing common stock to its immediate parent company, ST Electronics Pte. Ltd. in exchange for $5,786,000 in cash. These funds represent fungible working capital of the corporate group which may have been generated by operations or through lines of credit not directly related to the subject purchase. The subject purchase was effected via Stetsys's purchase of 100% of the outstanding stock of Engineering and Technical Services, Inc. ("ETS") which owns 100% of the outstanding stock of Radyne Corp., a Florida corporation ("Radyne Florida"), which in turn owns the 17,000,000 shares of the Company which are the subject of this Statement. Because ETS is itself a substantial operating company and the price of Stetsys's purchase of the ETS stock remains subject to adjustment, it is not possible to determine the amount of funds used to make the indirect purchase of Common Stock which is the subject of this Statement.

ITEM 4.   PURPOSE OF TRANSACTION

     The shares of Common Stock beneficially owned by Temasek and Stetsys were indirectly acquired thereby for investment purposes. Although no plan or proposal to do so has been adopted, Temasek and Stetsys reserve the right to increase their beneficial ownership through acquisition of additional shares, to sell all or a portion of their shares in the over-the-counter market or in privately negotiated sales, to cause the Company to participate in a merger, consolidation or sale of assets of the Company, to change its capitalization or dividend policy, to change its certificate of incorporation or by-laws, or to have terminated pursuant to section 12(g)(4) of the Act, the registration of its Common Stock, if eligible to do so. On August 12, 1996, Messrs. Denis Brown and Augustin Cueto resigned from the Company's Board of Directors and, on August 13, 1996, the Board was expanded by the remaining Directors from four to five Directors and the vacancies were filled with


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

Messrs. Lim Ming Seong (who was also elected Chairman of the Board), Chan Wee Piak and Lee Yip Loi. Except for the foregoing, Temasek and Stetsys have no plan or proposal which relates to or would result in:

               (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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

               (h) Causing the Common Stock to cease to be authorized to be quoted in the inter-dealer quotation system of the National Association of Securities Dealers, Inc.;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) Temasek and Stetsys beneficially own 17,000,000 shares of Common Stock (approximately 90.67% of the shares outstanding).

               (b) With respect to the shares shown in subparagraph (a) above, acting through their direct and indirect wholly owned subsidiaries, Temasek and Stetsys have sole voting power and sole dispositive power.

               (c) Temasek and Stetsys effected no other transactions in Common Stock during the past sixty days.

               (d) No person, other than Temasek, Stetsys and their direct and indirect wholly owned subsidiaries, is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock shown in subparagraph (a) above.


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

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Temasek and Stetsys and any person with respect to the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:     August 28, 1996                    August 28, 1996

Signature: Ng Kin Meng (Mrs.)                Linda Chang
           ------------------                -----------

Name & Title:Ng Kin Meng (Mrs.)              Linda Chang
             Company Secretary               Secretary
             Temasek Holdings                Stetsys US, Inc.
             (Private Limited)               ---------------------------
             -------------------


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